EXHIBIT 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                             20 AUGUST 2004

                                       WPP
                                       ---
                              2004 INTERIM RESULTS
                              --------------------

          Reported revenue up 6% to $3.70 billion ((pound)2.03 billion)
          -------------------------------------------------------------

                      Constant currency revenue up over 13%
                      -------------------------------------

                      Like-for-like revenue up well over 2%
                      -------------------------------------

           Headline profit before tax up almost 16% to $427.8 million
           ----------------------------------------------------------
                             ((pound)234.7 million)
                             ----------------------

      Diluted headline earnings per share up over 10% at 25.7(cent) (14.1p)
      ---------------------------------------------------------------------

        Interim ordinary dividend up 20% to 4.56(cent) (2.50p) per share
        ----------------------------------------------------------------

o Revenue up 6% to $3.70 billion ((pound)2.03 billion) and up over 13% in constant currencies

o Like-for-like revenue up well over 2%. Excluding Cordiant like-for-like revenue up over 4%

o Headline operating profit up over 13% to $482.5 million ((pound)264.7 million) and up over 21% in constant currencies

o    Headline operating margin up 0.8 margin points to 13.1%

o Headline profit before tax up almost 16% to $427.8 million ((pound)234.7 million) and up almost 25% in constant currencies

o Profit before tax up almost 15% to $321.4 million ((pound)176.3 million) from $280.0 million ((pound)153.6 million) and up over 26% in constant currencies

o Diluted headline earnings per share up over 10% to 25.7(cent)(14.1p) from 23.3(cent)(12.8p) and up almost 21% in constant currencies

o Reported diluted earnings per share up over 7% to 16.6(cent)(9.1p) from 15.5(cent)(8.5p) and up over 24% in constant currencies

o    Interim ordinary dividend up 20% to 4.56(cent)(2.50p) per share

o Headline operating margin targets of 14.5% in 2005 and minimum of 15.0% in 2006, compared to 13.8% target in 2004

o Average net debt down over $544 million ((pound)300 million) or 26% to $1,548 million ((pound)853 million) from $2,096 million ((pound)1,155 million).

o Estimated net new business billings of $2.761 billion ((pound)1.534 billion). Ranked number one advertising and marketing services group for new business in the first six months of 2004

In this press release not all the figures and ratios used are readily available from the unaudited interim results included in Appendix I. Where required, details of how these have been arrived at are shown in Appendix IV.

Summary of Results
------------------

The Board of WPP announces its unaudited interim results for the six months ended 30 June 2004. These reflect continuing improvement over last year and further evidence of growth, notably in the United States, Asia Pacific and Latin America, stimulated by the quadrennial factors of the European Football Championships, the Athens Olympic Games and the United States presidential elections.

Turnover was up 6.0% at $16.689 billion ((pound)9.155 billion).

Reportable revenue was up 6.0% at $3.70 billion ((pound)2.03 billion), crossing $3.6 billion ((pound)2 billion) for the first time in a first half-year period. On a constant currency basis, revenue was up over 13% compared with last year, mainly due to the weakness of the United States dollar. On a like-for-like basis, which includes the impact of acquisitions, revenues were up well over 2%. Excluding the acquisition of Cordiant, revenue growth was over 4%.

Headline operating profit was up 13.1% to $482.5 million ((pound)264.7 million) from $426.7 million ((pound)234.1 million) and up 21.5% in constant currencies.

Headline operating margins rose by 0.8 margin points to 13.1% from 12.3%. On the same basis, before short-term and long-term incentives, operating margins rose by 1.5 margin points to 15.8% from 14.3%. Short and long-term incentives amounted to $100.1 million ((pound)54.9 million) or 18.4% of operating profits before bonus and taxes, as improvements in operating profitability continued to re-fill incentive pools reduced by the recent recession.

On a reported basis the Group's staff cost to revenue ratio, excluding incentives, was up slightly, rising 0.3 margin points to 56.0% in the first half of 2004, compared with the same period last year. On a like-for-like basis, it fell 1.2 margin points. Similarly, on a like-for-like basis, the average number of people in the Group, excluding associates, was 56,208 in the first half of the year, compared to 57,406 in 2003, a decrease of over 2%. On the same basis, the total number of people in the Group at 30 June 2004 was 57,723 compared to 58,052 in June 2003, a decrease of 0.6%.

Headline profit before tax was up 15.7% to $427.8 million ((pound)234.7 million) from $369.9 million ((pound)202.9 million) or up 24.8% in constant currencies.

Net interest payable and similar charges (including a charge of $9.8 million ((pound)5.4 million) for FRS17) decreased to $64.5 million ((pound)35.4 million) from $67.4 million ((pound)37.0 million), reflecting higher interest rates more than offset by the impact of improved liquidity as a result of a reduction in working capital.

Reported profit before tax, reflecting slightly increased goodwill and impairments, rose by 14.8% to $321.4 million ((pound)176.3 million) from $280.0 million ((pound)153.6 million). In constant currencies pre-tax profits rose by over 26%.

The tax rate on headline profit before tax on ordinary activities was 25.8%, the same as the 2003 rate.

Profits attributable to ordinary share owners rose by 11.1% to $193.0 million ((pound)105.9 million) from $173.5 million ((pound)95.2 million) or 28.7% in constant currencies.

Diluted headline earnings per share rose by over 10% to 25.7(cent) (14.1p) from 23.3(cent) (12.8p). In constant currencies, earnings per share on the same basis rose by almost 21%.

The Board declares an increase of 20% in the interim ordinary dividend to 4.56(cent) (2.50p) per share. The record date for this interim dividend is 15 October 2004, payable on 15 November 2004.

Further details of WPP's financial performance are provided in Appendix I in sterling and for illustrative purposes in euros in Appendix II. Appendix III contains details of the impact of adopting the United States transitional guidelines on the expensing of share options.

Review of Operations
--------------------

Revenue by Region
-----------------

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth (on a constant currency basis including the impact of acquisitions) by region for the first six months of 2004:

Region                                  Revenue as a %          Revenue growth %
                                        of total Group               04/03

North America                                   40.0                 11.2
United Kingdom                                  16.9                 12.0
Continental Europe                              25.9                  8.5
Asia Pacific, Latin America,
   Africa & Middle East                         17.2                 28.9
                                               -----                 ----
TOTAL GROUP                                    100.0                 13.3
                                               -----                 ----

As can be seen, all regions, with the exception of Continental Europe showed double digit revenue growth, although even Continental Europe showed an improving trend in the second quarter. The over 11% rise in North American revenues marked the seventh consecutive quarter of growth.

In the United Kingdom, which is still a difficult media market, revenue was up 12.0%, with Continental Europe up over 8%. Asia Pacific, Latin America, Africa and the Middle East continues to improve with revenue growth of almost 29%. Latin America has shown particularly strong growth.

Estimated net new business billings of almost $2.761 billion ((pound)1.534 billion) were won in the first half of the year. The Group was ranked first for net new business gains in the Lehman Brothers, William Blair & Company, Bear Stearns and AdAge surveys for the first six months of 2004.

Revenue by Communications Services Sector and Brand
---------------------------------------------------

The pattern of revenue growth varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector (on a constant currency basis including the impact of acquisitions) for the first six months of 2004:

Communications Services                         Revenue as a            Revenue growth %
Sector                                       % of total Group                04/03

Advertising, Media
   Investment Management*                          46.3                       14.7
Information, Insight &
   Consultancy                                     16.6                        6.1
Public Relations & Public
   Affairs*                                        10.9                        7.3
Branding & Identity,
   Healthcare & Specialist
   Communications                                  26.2                       18.6
                                                  -----                       ----
TOTAL GROUP                                       100.0                       13.3
                                                  -----                       ----

* In 2004, certain public relations revenue which historically was included in Advertising, Media Investment Management has been moved into Public Relations and Public Affairs. As a result, the comparative figures for both Advertising, Media Investment Management and Public Relations and Public Affairs have been restated to reflect this change.

Media investment management like-for-like revenue comparisons started to improve in October 2002, and then significantly from April 2003, primarily driven by the strong United States upfront media buying season. This growth continued for the remainder of 2003 and the first six months of 2004, where again network television costs rose faster than inflation.

Advertising has followed this trend but less strongly. Information, insight and consultancy has continued to be relatively less affected by the recession, picking up more recently, and branding and identity, healthcare and specialist communications has started to pick up slightly, although healthcare, direct, interactive and internet activities have been more resilient throughout the recession. Public relations and public affairs, which was more affected by the recession, has been less so over the last nine months, as some of our brands have seen a significant recent pick-up in new business activity.

Advertising and Media Investment Management
-------------------------------------------

On a constant currency basis, combined revenue at Ogilvy & Mather (including OgilvyOne), J Walter Thompson Company, Y&R Advertising, Red Cell, MindShare and Mediaedge:cia grew by over 16%, with operating margins up over 1.0 margin points.

These businesses generated estimated net new business billings of $2.322 billion ((pound)1.290 billion).

Information, Insight and Consultancy
------------------------------------

The Group's information, insight and consultancy businesses continued their growth, with revenues increasing by over 6%, and operating margins improving.

Public Relations and Public Affairs
-----------------------------------

In constant currencies, the Group's public relations and public affairs revenues rose by over 7%, with operating margins recovering to 15%.

Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

The Group's branding and identity, healthcare and specialist communications revenues were up over 18%, with operating margins up almost 1.0 margin points. Particularly good performances were registered by several companies in this sector in the first half - including, in promotion and direct marketing by Einson Freeman, Mando Brand Assurance, Maxx Marketing, OgilvyOne, and Savatar; in branding and identity by Addison Corporate Marketing, Enterprise IG, Oakley Young and Warwicks; in healthcare by CommonHealth; and in Specialist Communications by Metro Group and Spafax.

Cashflow and Balance Sheet
--------------------------

A summary of the Group's unaudited cashflow statement and balance sheet and notes as at 30 June 2004 are provided in Appendices I and II.

In the first half of 2004, operating profit was $355 million ((pound)195 million), depreciation, amortisation and impairment $177 million ((pound)97 million), interest paid $91 million ((pound)50 million), tax paid $87 million ((pound)48 million), capital expenditure of $58 million ((pound)32 million) and other net cash inflows of $38 million ((pound)21 million). Free cashflow available for debt repayment, acquisitions and share re-purchases was, therefore, $334 million ((pound)183 million). This free cashflow was absorbed by $263 million ((pound)144 million) in net cash acquisition payments and investments, (of which $117 million ((pound)64 million) was for initial acquisition payments, $120 million ((pound)66 million) was for earnout payments and the balance related to prior year loan note redemptions), and $129 million ((pound)71 million) in share re-purchases, a total outflow of $392 million ((pound)215 million). This net outflow of $58 million ((pound)32 million) was not in line with the objective introduced last year, of balancing free cashflow, principally because of heavier than forecast share buy-backs in the first half.

Average net debt in the first six months of 2004 fell by $548 million ((pound)302 million) to $1,548 million ((pound)853 million) compared to $2,096 million ((pound)1,155 million) in 2003, at 2004 exchanges rates. On 30 June 2004 net bank borrowings were $1,343 million ((pound)740 million), against $2,092 million ((pound)1,153 million) on 30 June 2003. The Group has completed a $650 million 10 year bond issue in the United States market which closed on 23 June 2004. The proceeds were used primarily to repay the Euro 350 million bond which matured in June, with the balance intended to be used to repay the Young & Rubicam $288 million 3% Convertible Bond due January 2005. The Board continues to examine ways of deploying the Group's substantial cashflow of approximately $820 million ((pound)450 million) per annum to enhance share owner value given that interest cover remains strong at over 7 times in the first half of 2004, in comparison to over six times in the comparable period last year. As necessary capital expenditure approximates to the depreciation charge, the Company has continued to concentrate on examining possible acquisitions or returning excess capital to share owners in the form of dividends and/or share buy-backs.

In the first half of 2004 certain acquisitions have been made or equity interests increased. In advertising and media investment management in Canada, Germany, the Netherlands, Italy, Sweden, Poland, China, Japan, India, South Korea, Indonesia and Chile; in information, insight and consultancy in 17 countries through Italy; in public relations and public affairs in the United States and the United Kingdom; in healthcare in the Netherlands and in branding & identity in the United States.

In addition to increasing the interim dividend by 20% to 4.56(cent) (2.50p) per share, at a total cost of $53.6 million ((pound)29.4 million) compared to $44.7 million ((pound)24.5 million) last year, the Company has continued its rolling share buy-back programme in the first half of the year by repurchasing 12.175 million shares at an average price of $10.12 ((pound)5.55) per share and total cost of $123.2 million ((pound)67.6 million). The Company's objective remains to repurchase up to 2% of its share base in the open market at an approximate cost of $273 million ((pound)150 million) when market conditions are appropriate.

Client Developments in the First Half of 2004
---------------------------------------------

Including associates, the Group currently employs over 72,000 full-time people in over 1,700 offices in 104 countries. It services over 300 of the Fortune Global 500 companies, over one-half of the Nasdaq 100, over 30 of the Fortune e-50, and approximately 333 national or multi-national clients in three or more disciplines. More than 130 clients are served in four disciplines and these clients account for over 50% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with well over 100 clients in 6 or more countries.

The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

Current Progress and Future Prospects
-------------------------------------

The Group's financial performance in the first half of the year mirrored the continuing improvement in economic conditions in the United States, Asia Pacific, Latin America, Africa and the Middle East, countered to some extent by the continuing recession, certainly in the media industry, in the United Kingdom and parts of Continental Europe. Like-for-like revenue was up well over 2% in the first half of 2004, exceeding budgeted levels. July like-for-like revenues were up over 6%, mirroring a strong June. An operating margin of 13.1% was achieved, due principally to higher than budgeted revenues and a reduction in, and the variability of, non-staff costs.

2004 has seen a significant improvement in activity particularly when compared to 2001 and 2002 and even in comparison to the stabilisation seen in 2003. Most pundits forecast industry growth rates of 3-4% this year. Levels of activity in 2004 will once again match, or surpass, the levels of activity seen in the internet driven boom year of 2000. Our revenue forecasts for the year continue to be in excess of budget and there are significant new business opportunities at both the network and parent company levels.

Concerns remain, however, about the prospects for the US economy after the presidential election. Whoever is elected will have to deal with a substantial fiscal deficit, a weak dollar and risks of inflation, not aided by high oil and commodity prices. Higher interest rates may slow the US economy, which continues to be the primary driver of the global economy, despite the increasing intra-dependency and insulation of the Asian economy.

The transatlantic consumer seems to be under increasing pressure in recent months facing high consumer debt levels and rapidly increasing house prices. However, the recent recession was driven originally by declines in corporate capital spending. It may well be that less buoyant consumer spending will be offset by improved corporate spending. Corporate profitability, liquidity and margins are strong and have been growing recently at levels not seen since 1984. Recent results from some technology companies, indicate increased level of capital expenditures beyond replacement.

That said, many clients in many industries are finding it very difficult to meet volume targets or increase revenues in a low-inflationary environment, with little or no pricing power, concentrated distribution and no significant increases in money wages. The answer is not, however, to react by cutting prices or increasing trade incentive levels as in the automobile and food manufacturing industries, or discounting against the hard retail discounters, for example, in Germany. The solution remains in innovation and branding, which augurs well for our industry.

Despite these concerns about 2005, the prospects for revenue and operating margin improvements at WPP remain good. As indicated previously, we are today announcing headline operating margin targets for 2005 and 2006. In 2005, our objective will be 14.5%, against a target of 13.8% in 2004, which we remain confident of achieving. For 2006, we are setting a target of a minimum of 15%. Our long term operating target remains 20%. All these margin targets are before fully expensing option costs, as estimated in Appendix III, and amount to approximately 0.6 margin points using competitively conservative inputs for the Black Scholes valuation model. They also exclude any impact of the implementation of International Financial Reporting Standards (IFRS), which is described in Note 15 of Appendix I.

Plans, budgets and forecasts will continue to be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Margins continue to be strong in important parts of the business. For example, the combined operating margins of our advertising and media investment management sector, are almost 15% in the first half. Geographically, North American operating margins are 16%. In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group's cost base.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients' businesses and our people's careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, privatisation, new technologies, new markets, retailing, internal communications, hi-tech, financial services and media and entertainment.

The Group also continues to concentrate on its strategic objectives of improving operating profits by 10-15% per annum; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 25-33% of incremental revenue to profit and growing revenue faster than industry averages and encouraging co-operation among Group companies.

As clients face an increasingly undifferentiated market place, the Group is competitively well positioned to offer them the creativity they desire, along with the ability to deliver the most effective co-ordinated communications in the most efficient manner. The rise of the procurement function, the increasing concentration of distribution and the legislative acceptance of media ownership concentration in several countries, will further stimulate consolidation amongst clients, media owners, wholesalers and retailers and last, but not least, advertising and marketing services agencies. The Group is very well positioned to capitalise on these developments and to focus on developing the best talents, the strongest management structures and the most innovative incentive plans in the industry for our people.

For further information:

Sir Martin Sorrell      }
Paul Richardson         }       44-20-7408-2204
Feona McEwan            }       1-212-632-2301

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company's registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company's independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix I

                                  WPP GROUP PLC
                       Interim results for the six months
            ended 30 June 2004 Unaudited consolidated interim profit
             and loss account for the six months ended 30 June 2004


                                                Six months      Six months
                                                     ended           ended                                      Year ended
                                Notes              30 June         30 June                      Constant       31 December
                                                      2004            2003                   Currency(3)              2003
--------------------------------------------------------------------------------------------------------------------------
                                                  (pound)m        (pound)m      +/(-)%            +/(-)%          (pound)m
Turnover (gross billings)                          9,155.2         8,639.2         6.0              13.3          18,621.3

Cost of sales                                    (7,129.6)       (6,728.4)       (6.0)            (13.3)        (14,515.3)
--------------------------------------------------------------------------------------------------------------------------
Revenue                           4                2,025.6         1,910.8         6.0              13.3           4,106.0

Direct costs                                       (104.7)         (110.1)         4.9               0.8           (237.1)
--------------------------------------------------------------------------------------------------------------------------
Gross profit                                       1,920.9         1,800.7         6.7              14.2           3,868.9

--------------------------------------------------------------------------------------------------------------------------
Operating costs excluding
goodwill amortisation and
impairment                                       (1,677.0)       (1,582.4)       (6.0)            (13.3)         (3,375.9)

Goodwill amortisation and
impairment - subsidiaries        10                 (49.3)          (43.5)      (13.3)            (13.3)            (77.7)
--------------------------------------------------------------------------------------------------------------------------
Operating costs                                  (1,726.3)       (1,625.9)       (6.2)            (13.3)         (3,453.6)

--------------------------------------------------------------------------------------------------------------------------
Operating profit                                    194.6            174.8        11.3              22.5             415.3

Income from associates                               20.8             15.8        31.6              34.5              40.5

Goodwill amortisation and
impairment - associates                             (1.7)                -                                          (34.3)
--------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities
before interest, taxation and
amounts written off fixed
asset investments                                   213.7            190.6        12.1              22.6             421.5

Amounts written off fixed
asset investments                10                 (2.0)                -                                               -
--------------------------------------------------------------------------------------------------------------------------
Net interest payable and
similar charges on net
borrowings                                         (30.0)           (31.2)         3.8             (0.7)            (60.1)

Net interest charges on
defined benefit pension
schemes                                             (5.4)            (5.8)         6.9             (3.0)            (11.5)
--------------------------------------------------------------------------------------------------------------------------
Net interest payable and
similar charges                                    (35.4)           (37.0)         4.3             (1.1)            (71.6)
--------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities
before taxation                                    176.3             153.6        14.8              26.5             349.9

Taxation on profit on ordinary
activities                        5               (60.6)            (51.7)      (17.2)            (19.6)           (122.1)
--------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities
after taxation                                     115.7             101.9        13.5              30.4             227.8

Minority interests                                 (9.8)             (6.7)      (46.3)            (52.8)            (19.4)
--------------------------------------------------------------------------------------------------------------------------
Profit attributable to ordinary
share owners                                       105.9              95.2        11.1              28.7             208.4

Ordinary dividends                6               (29.4)            (24.5)        20.0              20.0            (76.8)
--------------------------------------------------------------------------------------------------------------------------
Retained profit for the period                      76.5              70.7         8.2              32.3             131.6
--------------------------------------------------------------------------------------------------------------------------

Headline PBIT 1                   4                264.7             234.1        13.1              21.5             533.5
Headline PBIT 1 margin                             13.1%             12.3%                                           13.0%
Headline PBT 1                                     234.7             202.9        15.7              24.8             473.4
--------------------------------------------------------------------------------------------------------------------------

Headline earnings per share       2
Basic earnings per ordinary
share                             7                14.5p             13.0p        11.5              22.8             29.8p
Diluted earnings per ordinary
share                             7                14.1p             12.8p        10.2              20.7             29.0p

--------------------------------------------------------------------------------------------------------------------------

Standard earnings per share
Basic earnings per ordinary
share                             7                 9.4p              8.6p         9.3              26.0             18.7p
Diluted earnings per ordinary
share                             7                 9.1p              8.5p         7.1              24.4             18.2p

==========================================================================================================================

1 Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment and amounts written off fixed asset investments.
     Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, amounts written off fixed asset investments and net interest charges on defined benefit pension schemes. The calculations of Headline PBIT and Headline PBT are presented in Appendix IV.
2 Headline earnings per ordinary share excludes goodwill amortisation and impairment, amounts written off fixed asset investments and net interest charges on defined benefit pension schemes. The calculation of Headline earnings is presented in Appendix IV.
3    Constant currency is defined in Appendix IV.

                                  WPP GROUP PLC
         Unaudited consolidated summary interim cash flow statement for the six months ended 30 June 2004


                                                                Six months              Six months              Year ended
                                                             ended 30 June           ended 30 June             31 December
                                        Notes                         2004                    2003                    2003
                                                                                         Restated1               Restated1
--------------------------------------------------------------------------------------------------------------------------
                                                                  (pound)m                (pound)m                (pound)m

Operating profit                                                     194.6                   174.8                   415.3

Depreciation                                                          47.9                    53.0                   127.5

Goodwill amortisation and impairment
charges - subsidiaries                                                49.3                    43.5                    77.7

Movements in working capital and
provisions                                                         (373.1)                 (321.2)                   321.5
--------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from
operating activities                                                (81.3)                  (49.9)                   942.0

Dividends received from associates                                     9.5                     6.0                    15.6

Returns on investments and servicing
of finance                                                          (49.8)                  (47.7)                  (38.3)

United Kingdom and overseas tax paid                                (48.1)                  (43.0)                  (93.6)

Capital expenditure and financial
investment                                8                         (28.4)                  (29.6)                  (85.2)

Acquisitions and disposals                8                        (144.3)                 (323.9)                 (344.5)

Equity dividends paid                                                    -                       -                  (67.0)
--------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow before
management of liquid resources and
financing                                                          (342.4)                 (488.1)                   329.0

Management of liquid resources                                       188.4                   118.8                 (211.4)

Net cash inflow from financing            8                           59.6                   205.0                   116.8
--------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash and
overdrafts for the period                                           (94.4)                 (164.3)                   234.4

Translation difference                                              (17.8)                    11.4                  (19.3)

Balance of cash and overdrafts
at beginning of period                                               716.0                   500.9                   500.9
--------------------------------------------------------------------------------------------------------------------------
Balance of cash and overdrafts at
end of period                                                        603.8                   348.0                   716.0
--------------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to
movement in net debt:

(Decrease)/increase in cash and
overdrafts for the period                                           (94.4)                 (164.3)                   234.4

Cash (inflow)/outflow from increase
in liquid resources                                                (188.4)                 (118.8)                   211.4

Cash inflow from increase in debt
financing                                                          (122.6)                 (125.1)                  (24.3)

Other movements                                                      (4.0)                   (6.5)                   (9.4)

Translation difference                                                31.1                  (15.6)                  (50.9)
--------------------------------------------------------------------------------------------------------------------------
Movement of net debt in the period                                 (378.3)                 (430.3)                   361.2

Net debt at beginning of period                                    (361.5)                 (722.7)                 (722.7)
--------------------------------------------------------------------------------------------------------------------------
Net debt at end of period                 9                        (739.8)               (1,153.0)                 (361.5)
--------------------------------------------------------------------------------------------------------------------------

1    Restated on implementation of UITF 38 (Accounting for ESOP Trusts).


         Unaudited consolidated statement of total recognised gains and losses for the period ended 30 June 2004


                                           Six months              Six months              Year ended
                                        ended 30 June           ended 30 June             31 December
                                                 2004                    2003                    2003
-----------------------------------------------------------------------------------------------------
                                             (pound)m                (pound)m                (pound)m

Profit for the period                           105.9                    95.2                   208.4

Exchange adjustments on foreign
currency net investments                         31.1                     2.7                    74.8

Actuarial loss on defined benefit
pension schemes in accordance with
FRS17 (Retirement Benefits)                         -                       -                    14.0

Deferred tax on defined benefit
pension schemes                                     -                       -                    10.0
-----------------------------------------------------------------------------------------------------
Total recognised gains and losses
relating to the period                          137.0                    97.9                   307.2

Prior year adjustment on implementation
of UITF 38 (Accounting for ESOP Trusts)        (28.1)
-----------------------------------------------------
Total gains and losses recognised since
last annual report                              108.9
-----------------------------------------------------

                                  WPP GROUP PLC
         Unaudited consolidated interim balance sheet as at 30 June 2004



                                                             30 June                 30 June             31 December
                                        Notes                   2004                    2003                    2003
                                                                                   Restated1               Restated1
--------------------------------------------------------------------------------------------------------------------
                                                            (pound)m                (pound)m                (pound)m
Fixed assets

Intangible assets:
      Corporate brands                                         950.0                   950.0                   950.0
      Goodwill                          10                   4,826.2                 4,441.7                 4,710.3

Tangible assets                                                331.9                   354.4                   344.6

Investments                             10                     365.9                   547.7                   381.5
--------------------------------------------------------------------------------------------------------------------
                                                             6,474.0                 6,293.8                 6,386.4
Current assets

Stocks and work in progress                                    314.2                   371.8                   269.6

Debtors                                                      2,433.5                 2,306.9                 2,394.5

Trade debtors within working
capital facility:

      Gross debts                                              605.3                   379.3                   507.5

      Non-returnable proceeds                                (275.6)                 (211.8)                 (280.4)
                                                             -------                 -------                 -------
                                                               329.7                   167.5                   227.1
Current asset investments
(short-term bank and escrow
deposits)                                                      213.4                    71.6                   401.8

Cash at bank and in hand                                       804.4                   690.1                 1,018.1
--------------------------------------------------------------------------------------------------------------------
                                                             4,095.2                 3,607.9                 4,311.1
Creditors:  amounts falling due
within one year                         11                 (4,562.6)               (4,316.7)               (4,948.6)
--------------------------------------------------------------------------------------------------------------------
Net current liabilities                                      (467.4)                 (708.8)                 (637.5)
--------------------------------------------------------------------------------------------------------------------
Total assets less current
liabilities                                                  6,006.6                 5,585.0                 5,748.9

Creditors: amounts falling due
after more than one year
(including convertible bonds)           12                 (1,908.9)               (1,734.2)               (1,691.1)

Provisions for liabilities and
charges                                                      (128.1)                 (126.0)                 (137.2)
--------------------------------------------------------------------------------------------------------------------
Net assets excluding pension
provision                                                    3,969.6                 3,724.8                 3,920.6

Pension provision                                            (188.9)                 (184.8)                 (188.9)
--------------------------------------------------------------------------------------------------------------------
Net assets including pension
provision                                                    3,780.7                 3,540.0                 3,731.7
--------------------------------------------------------------------------------------------------------------------

Capital and reserves

Called up share capital                                        117.9                   117.8                   118.7

Share premium account                                          968.6                   939.4                   955.3

Shares to be issued                                            118.0                   166.4                   130.0

Merger reserve                                               2,928.4                 2,891.8                 2,921.0

Other reserves                                               (146.7)                 (253.0)                 (178.9)

Own shares2                                                  (305.3)                 (307.9)                 (307.8)

Profit and loss account                                         56.5                  (53.0)                    45.3
--------------------------------------------------------------------------------------------------------------------
Equity share owners' funds              14                   3,737.4                 3,501.5                 3,683.6

Minority interests                                              43.3                    38.5                    48.1
--------------------------------------------------------------------------------------------------------------------
Total capital employed                                       3,780.7                 3,540.0                 3,731.7
--------------------------------------------------------------------------------------------------------------------

1    Restated on implementation of UITF 38 (Accounting for ESOP Trusts).
2    Investments in own shares held by the ESOP Trusts.

                                  WPP GROUP PLC
  Notes to the unaudited consolidated interim financial statements (Notes 1-15)

1.   Basis of accounting

The unaudited consolidated interim financial statements are prepared under the historical cost convention.

2.   Accounting policies

The unaudited consolidated interim financial statements comply with relevant accounting standards and have been prepared using the accounting policies set out on pages 112 to 114 of the Group's 2003 Annual Report and Accounts. No changes have been made to the accounting policies since this time other than the adoption of UITF 38 (Accounting for ESOP Trusts).

UITF 38 requires the classification of the cost of shares held by the Group's ESOP trusts as a deduction from share owners' funds; previously these were shown within fixed asset investments. Additionally, UITF 38 has changed the method of calculating the charge to the profit and loss account arising from certain of the Group's incentive plans, satisfied by the award of shares in the Group from one of the ESOPs. Previously, this charge was based on the cash cost to the Group of acquiring these shares in the open market, to be subsequently delivered to individuals on satisfactory completion of the performance criteria relating to the award. Under UITF 38, this charge should be based upon the fair value of the shares at grant date.

Following the implementation of UITF 38, the Group has restated its balance sheet and cash flow statement for preceding periods. There was no material impact on the profit and loss account for the six months ended 30 June 2003 or the year ended 31 December 2003.

The policies set out in the 2003 Annual Report and Accounts are in accordance with applicable accounting standards in the United Kingdom (UK GAAP).

Statutory Information and Independent Review

The interim financial statements for the six months to 30 June 2004 and 2003 do not constitute statutory accounts. The statutory accounts for the year ended 31 December 2003 received an unqualified auditors' report and have been filed with the Registrar of Companies. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 22.

The announcement of the interim results was approved by the board of directors on 19 August 2004.

3.   Currency conversion

The 2004 unaudited consolidated interim profit and loss account is prepared using, among other currencies, an average exchange rate of US$1.8229 to the pound (period ended 30 June 2003: US$1.6118; year ended 31 December 2003:
US$1.6356). The unaudited consolidated interim balance sheet as at 30 June 2004 has been prepared using the exchange rate on that day of US$1.8144 to the pound (30 June 2003: US$1.6528; 31 December 2003: US$1.7833).

The unaudited consolidated interim profit and loss account and balance sheet are presented in euros in Appendix II for illustrative purposes. The unaudited consolidated interim profit and loss account has been prepared using an average exchange rate of (euro)1.4846 to the pound (period ended 30 June 2003:
(euro)1.4591; year ended 31 December 2003: (euro)1.4450). The unaudited consolidated interim balance sheet at 30 June 2004 has been prepared using the exchange rate on that day of (euro)1.4911 to the pound (30 June 2003:
(euro)1.4393; 31 December 2003: (euro)1.4198). This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into euros at the rates indicated.

The basis for calculating the constant currency percentage changes, shown on the face of the consolidated interim profit and loss account, is presented in Appendix IV.

                                  WPP GROUP PLC
  Notes to the unaudited consolidated interim financial statements (continued)

4.   Segmental analysis

Reported contributions by geographical area were as follows:


                                           Six months              Six months
                                                ended                   ended          Year ended
                                              30 June                 30 June         31 December
                                                 2004                    2003                2003
-------------------------------------------------------------------------------------------------
                                             (pound)m                (pound)m            (pound)m

Revenue

United Kingdom                                  343.4                   306.5               664.9

United States                                   778.2                   786.4             1,608.5

Continental Europe                              524.3                   496.8             1,079.4

Canada, Asia Pacific, Latin America,
Africa & Middle East                            379.7                   321.1               753.2
-------------------------------------------------------------------------------------------------
                                              2,025.6                 1,910.8             4,106.0
-------------------------------------------------------------------------------------------------

Headline PBIT(1)

United Kingdom                                   31.2                    31.4                71.8

United States                                   134.1                   123.8               240.7

Continental Europe                               57.0                    49.2               121.8

Canada, Asia Pacific, Latin America,
Africa & Middle East                             42.4                    29.7                99.2
-------------------------------------------------------------------------------------------------
                                                264.7                   234.1               533.5
-------------------------------------------------------------------------------------------------

Reported contributions by operating sector were as follows:

                                           Six months              Six months
                                                ended                   ended          Year ended
                                              30 June                 30 June         31 December
                                                 2004                    2003                2003
-------------------------------------------------------------------------------------------------
                                             (pound)m                (pound)m            (pound)m
Revenue

Advertising and Media investment
management(2)                                   936.7                   875.6             1,911.1

Information, insight and consultancy            336.4                   334.0               703.6

Public relations and public affairs(2)          221.6                   224.1               451.0

Branding and identity, Healthcare and
Specialist communications                       530.9                   477.1             1,040.3
-------------------------------------------------------------------------------------------------
                                              2,025.6                 1,910.8             4,106.0
-------------------------------------------------------------------------------------------------

Headline PBIT(1)

Advertising and Media investment
management(2)                                   138.3                   125.3               291.9

Information, insight and consultancy             27.9                    23.8                50.0

Public relations and public affairs(2)           33.4                    29.1                58.6

Branding and identity, Healthcare and
Specialist communications                        65.1                    55.9               133.0
-------------------------------------------------------------------------------------------------
                                                264.7                   234.1               533.5
-------------------------------------------------------------------------------------------------


(1) Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment and amounts written off fixed asset investments. The calculation of Headline PBIT is presented in Appendix IV.
(2) In 2004 certain of the Group's public relations and public affairs businesses, which were historically included in Advertising and Media investment management, have been moved to Public relations and public affairs. As a result the comparative figures for both Advertising and Media investment management and Public relations and public affairs have been restated to reflect this change.

                                  WPP GROUP PLC
  Notes to the unaudited consolidated interim financial statements (continued)

5.   Taxation

The Group tax rate on Headline PBT1 is 25.8% (30 June 2003: 25.5% and 31 December 2003: 25.8%). The tax charge comprises:

                                           Six months              Six months
                                                ended                   ended          Year ended
                                              30 June                 30 June         31 December
                                                 2004                    2003                2003
-------------------------------------------------------------------------------------------------
Total current tax                                52.3                    45.4               116.2

Total deferred tax                                  -                       -               (8.7)

Share of associates tax                           8.3                     6.3                14.6
-------------------------------------------------------------------------------------------------
Total tax on profits                             60.6                    51.7               122.1
-------------------------------------------------------------------------------------------------

(1) Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, amounts written off fixed asset investments and net interest charges on defined benefit pension schemes. The calculation of Headline PBT is presented in Appendix IV.

6.   Ordinary dividends

The Board has recommended an interim dividend of 2.50p (2003: 2.08p) per ordinary share. This is expected to be paid on 15 November 2004 to share owners on the register at 15 October 2004.


                                           Six months              Six months
                                                ended                   ended          Year ended
                                              30 June                 30 June         31 December
                                                 2004                    2003                2003
-------------------------------------------------------------------------------------------------
                                             (pound)m                (pound)m            (pound)m
Ordinary dividend per share -

interim                                         2.50p                   2.08p               2.08p

final                                               -                       -               4.40p
-------------------------------------------------------------------------------------------------
                                                2.50p                   2.08p               6.48p
-------------------------------------------------------------------------------------------------
Ordinary dividend per ADR1 -

interim                                    4.56(cent)              16.8(cent)          17.0(cent)

Final                                               -                       -          36.0(cent)
-------------------------------------------------------------------------------------------------
                                           4.56(cent)              16.8(cent)          53.0(cent)
-------------------------------------------------------------------------------------------------

1 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in note 3. This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

                                  WPP GROUP PLC
  Notes to the unaudited consolidated interim financial statements (continued)

7.Earnings per share

Basic and diluted earnings per share have been calculated in accordance with FRS14 "Earnings per Share".

Headline basic earnings per share have been calculated using earnings of (pound)164.3 million (period ended 30 June 2003: (pound)144.5 million; year ended 31 December 2003: (pound)331.9 million), and adjusted for goodwill amortisation and impairment, amounts written off fixed asset investments and net interest charges on defined benefit pension schemes of (pound)58.4 million (period ended 30 June 2003: (pound)49.3 million; year ended 31 December 2003:
(pound)123.5 million). The weighted average number of shares in issue used was 1,132,052,831 shares (period ended 30 June 2003: 1,108,373,801; year ended 31
December 2003: 1,115,319,576 shares).

Headline diluted earnings per share have been calculated using earnings of (pound)164.3 million (period ended 30 June 2003: (pound)144.5 million; year ended 31 December 2003: (pound)331.9 million) and adjusted for goodwill amortisation and impairment, amounts written off fixed asset investments and net interest charges on defined benefit pension schemes of (pound)58.4 million (period ended 30 June 2003: (pound)49.3 million; year ended 31 December 2003:
(pound)123.5 million). The weighted average number of shares in issue used was 1,179,213,730 shares (period ended 30 June 2003: 1,125,489,621; year ended 31
December 2003: 1,145,014,508 shares. This takes into account potentially issuable ordinary shares arising from the exercise of employee share options, certain incentive schemes and convertible debt where these are expected to dilute earnings. For the six month period ended 30 June 2004, the $287.5 million convertible loan note was dilutive and earnings were consequently adjusted by (pound)1.4 million, whereas the (pound)450 million convertible bond was accretive to earnings and therefore excluded from the calculation. For the six month period ended 30 June 2003 and the year ended 31 December 2003, both the $287.5 million convertible loan note and the (pound)450 million convertible bond were accretive to earnings and therefore excluded from the calculation.

Standard basic earnings per share have been calculated using earnings of (pound)105.9 million (period ended 30 June 2003: (pound)95.2 million; year ended 31 December 2003: (pound)208.4 million) and weighted average shares in issue during the period of 1,132,052,831 shares (period ended 30 June 2003:
1,108,373,801 shares; year ended 31 December 2003: 1,115,319,576 shares).

Standard diluted earnings per share have been calculated using earnings of (pound)105.9 million (period ended 30 June 2003: (pound)95.2 million; year ended 31 December 2003: (pound)208.4 million). The weighted average number of shares used was 1,179,213,730 shares (period ended 30 June 2003: 1,125,489,621 shares;
year ended 31 December 2003: 1,145,014,508 shares). This takes into account potentially issuable ordinary shares arising from the exercise of employee share options, certain incentive schemes and convertible debt where these are expected to dilute earnings. For the six month period ended 30 June 2004, the $287.5 million convertible loan note was dilutive and earnings were consequently adjusted by (pound)1.4 million, whereas the (pound)450 million convertible bond was accretive to earnings and therefore excluded from the calculation. For the six month period ended 30 June 2003 and the year ended 31 December 2003, both the $287.5 million convertible loan note and the (pound)450 million convertible bond were accretive to earnings and therefore excluded from the calculation.

At 30 June 2004 there were 1,178,806,111 ordinary shares in issue.

                                        Six months      Six months
                                             ended           ended                                       Year ended
    Earnings per ADR                       30 June         30 June                      Constant        31 December
                                              2004            2003                     Currency2               2003
    ---------------------------------------------------------------------------------------------------------------
    Headline earnings per ADR 1,2                                         +/(-)%         +/(-)%
    Basic earnings per ADR                   $1.32           $1.05          25.7           22.8               $2.43
    Diluted earnings per ADR                 $1.28           $1.03          24.3           20.7               $2.37
    ---------------------------------------------------------------------------------------------------------------
    Standard earnings per ADR 1
    Basic earnings per ADR                   $0.85           $0.69          23.2           26.0               $1.53
    Diluted earnings per ADR                 $0.83           $0.69          20.3           24.4               $1.49
    ---------------------------------------------------------------------------------------------------------------

1 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in note 3. This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.
2    Headline earnings and constant currency are defined in Appendix IV.

                                  WPP GROUP PLC
      Notes to the unaudited consolidated financial statements (continued)

8.   Analysis of non-operating cash flows

The following tables analyse the items included within the main cash flow headings on page 10:


                                           Six months              Six months
                                                ended                   ended          Year ended
                                              30 June                 30 June         31 December
                                                 2004                    2003                2003
                                                                    Restated1           Restated1
-------------------------------------------------------------------------------------------------
                                             (pound)m                (pound)m            (pound)m
Capital expenditure and financial
investment

Purchase of tangible fixed assets              (31.7)                  (32.9)             (93.9)

Proceeds from sale of tangible fixed
assets                                            3.3                     3.3                8.7
------------------------------------------------------------------------------------------------
                                               (28.4)                  (29.6)             (85.2)
------------------------------------------------------------------------------------------------
Acquisition and disposals

Cash consideration for acquisition
of Cordiant                                         -                 (176.6)            (207.9)

Proceeds from disposal of interest in
Zenith Optimedia Group                              -                       -               75.0

Net cash acquired - Cordiant                        -                       -               37.8

Initial cash consideration for other
acquisitions                                   (40.7)                  (47.2)              (70.1)

Earnout payments                               (65.6)                  (45.4)              (56.2)

Loan note redemptions                          (14.8)                   (6.5)              (38.7)

Net cash acquired - other acquisitions         (12.5)                     0.6                 5.3

Purchases of other investments (including
associates)                                    (10.7)                  (51.0)             (100.7)

Proceeds from disposal of other investments
(including associates)                              -                     2.2                11.0
-------------------------------------------------------------------------------------------------
                                              (144.3)                 (323.9)             (344.5)
-------------------------------------------------------------------------------------------------
Net cash inflow from financing

Proceeds from issue of $650 million 10
year bond                                       358.2                       -                   -

Repayment of(euro)350 million bond            (230.5)                       -                   -

(Reduction)/increase in drawings on bank
loans                                           (1.1)                   125.5                25.0

Financing and share issue costs                 (4.3)                   (2.7)               (3.4)

Share placement                                     -                   100.2               100.2

Proceeds from other issue of shares               8.5                     5.0                18.1

Share cancellations (including brokerage
fees)                                          (67.6)                  (20.2)              (20.2)

Purchase of own shares by ESOP Trusts           (3.6)                   (2.8)               (2.9)
-------------------------------------------------------------------------------------------------
                                                 59.6                   205.0               116.8
-------------------------------------------------------------------------------------------------

1    Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

                                  WPP GROUP PLC
  Notes to the unaudited consolidated interim financial statements (continued)

9.   Net debt

                                           Six months              Six months
                                                ended                   ended          Year ended
                                              30 June                 30 June         31 December
                                                 2004                    2003                2003
-------------------------------------------------------------------------------------------------
                                             (pound)m                (pound)m            (pound)m

Cash at bank and in hand                        804.4                   690.1             1,018.1

Current asset investments                       213.4                    71.6               401.8

Bank loans and overdrafts
due within one year (note 11)                 (361.8)                 (590.9)             (552.4)

Corporate bond and loans due
after one year (note 12)                    (1,395.8)               (1,323.8)           (1,229.0)
-------------------------------------------------------------------------------------------------
Net debt                                      (739.8)               (1,153.0)             (361.5)
-------------------------------------------------------------------------------------------------

During the period, the Group completed the issue of $650 million of 5.875% coupon bonds due June 2014. Proceeds from the issue were used to assist in the repayment of the (euro)350 million bond in June with the balance intended to be used to repay the Young & Rubicam convertible bond due in January 2005.

Current asset investments represent cash on deposit with a maturity of greater than 24 hours.

There are no investor put options on any outstanding debt instruments.

10.  Goodwill and acquisitions

During  the  period,  the  Group  charged  (pound)25.0  million  (30 June  2003:
(pound)16.5 million; 31 December 2003: (pound)33.0 million) of goodwill amortisation and (pound)26.0 million (30 June 2003: (pound)27.0 million; 31 December 2003: (pound)79.0 million) of goodwill impairment to the profit and loss account, a total of (pound)51.0 million (30 June 2003: (pound)43.5 million; 31 December 2003: (pound)112.0 million).

The impairment charge relates to a number of under-performing businesses in the Public relations and public affairs, Information, insight and consultancy, and Branding and identity, Healthcare and Specialist communications sectors. The impact of the current economic climate on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. The Directors will reassess the need for any further impairment write-downs at the year end.

In addition the Group charged (pound)2.0 million of fixed asset investment write offs (30 June 2003: (pound)Nil; 31 December 2003: (pound)Nil) to the profit and loss account following a re-assessment of the carrying value of the Group's non core minority investments.

The directors continue to assess the useful life of goodwill arising on acquisitions. Goodwill of (pound)822.5 million is subject to amortisation over periods of between 10 and 20 years.

Goodwill in relation to subsidiary undertakings increased by (pound)115.9 million in the period. Other than amortisation and impairment this includes both goodwill arising on acquisitions completed in the period and also adjustments to goodwill relating to acquisitions completed in prior periods. Goodwill in relation to associate undertakings decreased by (pound)7.5 million in the period, principally due to a reclassification from goodwill in associate companies to goodwill in subsidiary undertakings arising on acquisitions.

Acquisitions do not have a significant impact on the Group's results for the six months to 30 June 2004.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled (pound)246.3 million (period ended 30 June 2003:
(pound)201.3 million; year ended 31 December 2003: (pound)215.7 million). Earnouts are based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates.

                                   WPP GROUP
PLC Notes to the unaudited consolidated interim financial statements (continued)

11.  Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

                                              30 June                 30 June         31 December
                                                 2004                    2003                2003
                                                                    Restated1          Restated 1
-------------------------------------------------------------------------------------------------
                                             (pound)m                (pound)m            (pound)m
Bank loans and overdrafts                       361.8                   590.9               552.4

Trade creditors                               2,542.3                 2,335.4             2,733.3

Corporate income tax payable                     32.5                    35.5                29.5

Dividend proposed                                81.7                    66.9                52.2

Deferred income                                 417.5                   346.4               391.9

Payments due to vendors                          82.4                    65.1                81.6

Loan notes due to vendors                        19.4                    37.9                13.9

Other creditors and accruals                  1,025.0                   838.6             1,093.8
-------------------------------------------------------------------------------------------------
                                              4,562.6                 4,316.7             4,948.6
-------------------------------------------------------------------------------------------------

1    Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Overdraft   balances   included   within  bank  loans  and   overdrafts   amount
to(pound)200.6  million (30 June  2003:(pound)342.1  million;  31 December 2003:
(pound)302.1 million).

12.  Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

                                              30 June                 30 June         31 December
                                                 2004                    2003                2003
-------------------------------------------------------------------------------------------------
                                             (pound)m                (pound)m            (pound)m
Corporate and convertible bonds
and bank loans                                1,395.8                 1,323.8             1,229.0

Corporate income tax payable                    281.2                   214.7               268.7

Payments due to vendors                         163.9                   136.2               134.1

Other creditors and accruals                     68.0                    59.5                59.3
-------------------------------------------------------------------------------------------------
                                              1,908.9                 1,734.2             1,691.1
-------------------------------------------------------------------------------------------------

The following table sets out the directors' best estimates of future deferred and earnout related obligations:

                                              30 June                 30 June         31 December
                                                 2004                    2003                2003
-------------------------------------------------------------------------------------------------
                                             (pound)m                (pound)m            (pound)m
Within one year                                  82.4                    65.1                81.6

Between 1 and 2 years                            78.6                    60.7                60.9

Between 2 and 3 years                            50.3                    31.2                32.4

Between 3 and 4 years                            29.4                    28.0                37.0

Between 4 and 5 years                             3.9                    14.5                 3.8

Over 5 years                                      1.7                     1.8                   -
-------------------------------------------------------------------------------------------------
                                                246.3                   201.3               215.7
-------------------------------------------------------------------------------------------------

                                  WPP GROUP PLC
  Notes to the unaudited consolidated interim financial statements (continued)

12.  Creditors: amounts falling due after more than one year (continued)

The corporate and convertible bonds, bank loans and overdrafts included within short and long term creditors fall due for repayment as follows:

                                              30 June                 30 June         31 December
                                                 2004                    2003                2003
-------------------------------------------------------------------------------------------------
                                             (pound)m                (pound)m            (pound)m
Within one year                                 361.8                   590.9               552.4

Between 1 and 2 years                           110.0                   170.9               273.1

Between 2 and 3 years                           441.5                   120.6                   -

Between 3 and 4 years                           434.7                   521.6               443.4

Between 4 and 5 years                            55.0                   450.4               512.5

Over 5 years                                    354.6                    60.3                   -
-------------------------------------------------------------------------------------------------
                                              1,757.6                 1,914.7             1,781.4
-------------------------------------------------------------------------------------------------

13.  Contingent liabilities in respect of option agreements

WPP has entered into agreements with certain share owners of partially owned subsidiaries and associate companies to acquire additional equity interests. These agreements typically contain options requiring WPP to purchase their shares at specified times up to 2009 on the basis of average earnings both before and after the exercise of the option.

All arrangements contain clauses that cap the maximum amount payable by WPP. The table below shows the illustrative amounts that would be payable by WPP in respect of these options, on the basis of the relevant companies' current financial performance, if all the options had been exercised at 30 June 2004.


                                Currently       Not Currently
                              Exercisable         Exercisable           Total
-----------------------------------------------------------------------------
                                 (pound)m            (pound)m        (pound)m
Subsidiaries                         12.4                23.5            35.9
Associates                            4.3                 0.5             4.8
-----------------------------------------------------------------------------
Total                                16.7                24.0            40.7
-----------------------------------------------------------------------------

                                  WPP GROUP PLC

14.  Reconciliation of movements in consolidated share owners' funds


                                                                Six months              Six months              Year ended
                                                             ended 30 June           ended 30 June             31 December
                                                                      2004                    2003                    2003
                                                                                         Restated1               Restated1
--------------------------------------------------------------------------------------------------------------------------
                                                                  (pound)m                (pound)m                (pound)m
Profit for the period                                                105.9                    95.2                   208.4

Ordinary dividends payable                                          (29.4)                  (24.5)                  (76.8)
--------------------------------------------------------------------------------------------------------------------------
                                                                      76.5                    70.7                   131.6
Exchange adjustments on foreign currency net investments              31.1                     2.7                    74.8

Ordinary shares issued in respect of acquisitions                        -                     5.7                    16.9

Share placement                                                          -                   100.2                   100.2

Share issue costs and brokerage fees charged to share
premium account or reserves                                          (0.3)                   (2.2)                   (2.8)

Other share issues                                                     8.5                     5.0                    18.1

Share cancellations                                                 (67.5)                  (20.2)                  (20.2)

Adjustments to pre-1998 goodwill written off to reserves               3.0                       -                     1.3

Actuarial loss on defined benefit schemes                                -                       -                    14.0

Deferred tax on defined benefit pension schemes                          -                       -                    10.0

Net disposals of own shares by ESOP Trusts                             2.5                     4.3                     4.4
--------------------------------------------------------------------------------------------------------------------------
Net additions to equity share owners' funds                           53.8                   166.2                   348.3

Opening equity share owners' funds                                 3,683.6                 3,335.3                 3,335.3
--------------------------------------------------------------------------------------------------------------------------
Closing equity share owners' funds                                 3,737.4                 3,501.5                 3,683.6
--------------------------------------------------------------------------------------------------------------------------

1    Restated on implementation of UITF 38 (Accounting for ESOP Trusts).


15.  International Financial Reporting Standards (`IFRS')

From 2005 onwards,  all listed  companies in the European Union,  including WPP,
will  be  required  to  prepare  their  consolidated   financial  statements  in
accordance with IFRS. We have commenced a significant project to manage the transition from UK GAAP to IFRS and are currently in the process of interpreting the accounting standards that will apply from 2005 onwards, setting the Group's future accounting policies in accordance with IFRS and identifying the detailed accounting and disclosure requirements that may necessitate changes to our financial information systems. As this project is still ongoing, we are not, as yet, in a position to quantify the full effect of the differences between IFRS and UK GAAP on the Group's results or financial position. However, based on our work to date, we consider that significant differences will arise in the following areas:

Goodwill

Generally, the carrying amount of goodwill recognised under UK GAAP on past acquisitions will not be revisited under IFRS. However, in comparison to UK GAAP, where an element of the Group's goodwill is currently amortised over its useful life, under IFRS all goodwill will be subject to an annual impairment review.

                                  WPP GROUP PLC

15.  International Financial Reporting Standards (`IFRS') (continued)

Retirement benefits

Under IFRS, the method of accounting for retirement benefits is broadly similar to that under FRS 17 "Retirement Benefits". However, whereas FRS 17 requires actuarial gains and losses be taken directly to equity through the statement of total recognised gains and losses, current IFRS has no equivalent equity statement and these gains and losses may be required to be recognised in the income statement.

Convertible bonds

Under UK GAAP, convertible debt is reported as a liability unless conversion actually occurs, and no gain or loss is recognised on conversion. IFRS classification of compound instruments is performed according to the substance of the contractual arrangements and consequently, the Group's compound instruments will be split into liability and equity elements on the basis of their initial fair values. The profit and loss account charge for the finance cost will be spread evenly over the term of the bonds so that at redemption the liability equals the redemption value. The main difference to UK GAAP is that the initial recognition of the liability may be for a lower value and consequently the finance cost over the period may be higher.

Stock options & other share based payments

Under current UK GAAP, where the Group grants share options at a strike price equal to or greater than the market price on the date of the grant, no compensation expense is recognised. Under IFRS, the fair value of share options and other share based payments will be recognised in the profit and loss account, using a fair value option pricing model.

Associates

The approach to classification of investments is similar under IFRS and UK GAAP, but there is a difference on the application of what constitutes influence. Both UK GAAP and IFRS adopt the concept of significant influence, but IFRS stresses the power to influence, while UK GAAP stresses the actual exercise of influence. This may affect the classification of the Group's associates and subsidiaries in certain cases. Moreover, IFRS suspends equity accounting for associate losses when the carrying value is nil and further losses are only accrued if the investor has a legal or constructive obligation for the losses.

Derivatives and hedge accounting

Under UK GAAP, the derivative financial instruments that the Group uses to manage its currency and interest rate exposures are not recognised until the hedged transaction has itself been recognised in the financial statements. Under IFRS, derivatives are recognised as assets and liabilities stated at their fair values and changes in their fair values are recognised in the income statement. However, in certain circumstances, "hedge accounting" can be used to mitigate fluctuations in earnings.

                   INDEPENDENT REVIEW REPORT TO WPP GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2004 which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses, the reconciliation of movements in consolidated share owners' funds and the related notes 1 - 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reason for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Deloitte & Touche LLP
Chartered Accountants
London

19 August 2004

Appendix II

                                  WPP GROUP PLC

  Unaudited consolidated interim profit & loss account for the six months ended
          30 June 2004 Presented in Euros for illustrative purposes only3



                                                                Six months              Six months              Year ended
                                                             ended 30 June           ended 30 June             31 December
                                                                      2004                    2003                    2003
--------------------------------------------------------------------------------------------------------------------------
                                                                   (euro)m                 (euro)m                 (euro)m
Turnover (gross billings)                                         13,591.8                12,605.4                26,907.8

Costs of sales                                                  (10,584.6)               (9,817.4)              (20,974.6)
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                            3,007.2                 2,788.0                 5,933.2

Direct costs                                                       (155.4)                 (160.6)                 (342.6)
--------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                       2,851.8                 2,627.4                 5,590.6

--------------------------------------------------------------------------------------------------------------------------
Operating costs excluding goodwill
amortisation and impairment                                      (2,489.7)               (2,308.9)               (4,878.2)
Goodwill amortisation and impairment -
subsidiaries                                                        (73.2)                  (63.5)                 (112.3)
--------------------------------------------------------------------------------------------------------------------------
Operating costs                                                  (2,562.9)               (2,372.4)               (4,990.5)
--------------------------------------------------------------------------------------------------------------------------
Operating profit                                                     288.9                   255.0                   600.1
Income from associates                                                30.9                    23.1                    58.5
Goodwill amortisation and impairment -
associates                                                           (2.5)                       -                  (49.5)
--------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before interest,
taxation and amounts written off fixed asset
investments                                                          317.3                   278.1                   609.1

Amounts written off fixed asset investments                          (3.0)                       -                       -
--------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges on net
borrowings                                                          (44.6)                  (45.5)                  (86.9)
Net interest charges on defined benefit pension
schemes                                                              (8.0)                   (8.5)                  (16.6)
--------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges                            (52.6)                  (54.0)                 (103.5)
--------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                        261.7                   224.1                   505.6

Taxation on profit on ordinary activities                           (90.0)                  (75.4)                 (176.4)
--------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                         171.7                   148.7                   329.2

Minority interests                                                  (14.5)                   (9.8)                  (28.0)
--------------------------------------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                         157.2                   138.9                   301.2

Ordinary dividends                                                  (43.6)                  (35.7)                 (111.0)
--------------------------------------------------------------------------------------------------------------------------
Retained profit for the period                                       113.6                   103.2                   190.2
--------------------------------------------------------------------------------------------------------------------------

Headline PBIT 1                                                      393.0                   341.6                   770.9
Headline PBIT 1 margin                                               13.1%                   12.3%                   13.0%
Headline PBT 1                                                       348.4                   296.1                   684.1
--------------------------------------------------------------------------------------------------------------------------

Headline earnings per share 2
Basic earnings per ordinary share                               21.5(cent)              19.0(cent)              43.1(cent)
Diluted earnings per ordinary share                             20.9(cent)              18.7(cent)              41.9(cent)

--------------------------------------------------------------------------------------------------------------------------

Standard earnings per share
Basic earnings per ordinary share                               14.0(cent)              12.5(cent)              27.0(cent)
Diluted earnings per ordinary share                             13.5(cent)              12.4(cent)              26.3(cent)

==========================================================================================================================

1 Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment and amounts written off fixed asset investments.
     Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, amounts written off fixed asset investments and net interest charges on defined benefit pension schemes. The calculations of Headline PBIT and Headline PBT are presented in Appendix IV.
2 Headline earnings per ordinary share excludes goodwill amortisation and impairment, amounts written off fixed asset investments and net interest charges on defined benefit pension schemes. The calculation of Headline earnings is presented in Appendix IV.
3 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Note 3.

                                  WPP GROUP PLC

         Unaudited consolidated interim balance sheet as at 30 June 2004
               Presented in Euros for illustrative purposes only1

                                              30 June                 30 June         31 December
                                                 2004                    2003                2003
                                                                    Restated2           Restated2
-------------------------------------------------------------------------------------------------
                                              (euro)m                 (euro)m             (euro)m

Fixed assets

Intangible assets:

      Corporate brands                        1,416.6                 1,367.4             1,348.8

      Goodwill                                7,196.3                 6,392.9             6,687.7

Tangible assets                                 494.9                   510.1               489.2

Investments                                     545.6                   788.3               541.7
-------------------------------------------------------------------------------------------------
                                              9,653.4                 9,058.7             9,067.4
Current assets

Stocks and work in progress                     468.5                   535.1               382.8

Debtors                                       3,628.6                 3,320.3             3,399.7

Trade debtors within working capital
facility:

      Gross debts                               902.6                   545.9               720.5

      Non-returnable proceeds                 (410.9)                 (304.8)             (398.1)
                                              -------                 -------             -------
                                                491.7                   241.1               322.4

Current asset investments
(short-term bank and escrow deposits)           318.2                   103.1               570.5

Cash at bank and in hand                      1,199.4                   993.3             1,445.5
-------------------------------------------------------------------------------------------------
                                              6,106.4                 5,192.9             6,120.9

Creditors:  amounts falling due within
one year                                    (6,803.3)               (6,213.1)           (7,026.0)
-------------------------------------------------------------------------------------------------
Net current liabilities                       (696.9)               (1,020.2)             (905.1)
-------------------------------------------------------------------------------------------------
Total assets less current liabilities         8,956.5                 8,038.5             8,162.3

Creditors: amounts falling due after
more than one year (including convertible
bonds)                                      (2,846.4)               (2,496.0)           (2,401.0)

Provisions for liabilities and charges        (191.0)                 (181.4)             (194.8)
-------------------------------------------------------------------------------------------------
Net assets excluding pension provision        5,919.1                 5,361.1             5,566.5

Pension provision                             (281.7)                 (266.0)             (268.2)
-------------------------------------------------------------------------------------------------
Net assets including pension provision        5,637.4                 5,095.1             5,298.3
=================================================================================================

Capital and reserves

Called up share capital                         175.8                   169.5               168.5

Share premium account                         1,444.3                 1,352.1             1,356.4

Shares to be issued                             175.9                   239.5               184.6

Merger reserve                                4,366.5                 4,162.2             4,147.2

Other reserves                                (218.7)                 (364.1)             (254.0)

Own shares3                                   (455.2)                 (443.2)             (437.0)

Profit and loss account                          84.2                  (76.3)                64.3
-------------------------------------------------------------------------------------------------
Equity share owners' funds                    5,572.8                 5,039.7             5,230.0

Minority interests                               64.6                    55.4                68.3
-------------------------------------------------------------------------------------------------
Total capital employed                        5,637.4                 5,095.1             5,298.3
=================================================================================================

1 These figures have been translated for convenience purposes only, using the rates of exchange shown in Note 3.
2    Restated on implementation of UITF 38 (Accounting for ESOP Trusts).
3    Investments in own shares held by the ESOP Trusts.

Appendix III
                                  WPP GROUP PLC

  To present the impact of US transitional guidelines on the expensing of share options, for illustrative purposes only
    Unaudited pro forma consolidated interim profit and loss account for the six months ended 30 June 2004


                                                                Six months              Six months              Year ended
                                                             ended 30 June           ended 30 June             31 December
                                                                      2004                    2003                    2003
--------------------------------------------------------------------------------------------------------------------------
                                                                  (pound)m                (pound)m                (pound)m
Turnover (gross billings)                                          9,155.2                 8,639.2                18,621.3

Cost of sales                                                    (7,129.6)               (6,728.4)              (14,515.3)
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                            2,025.6                 1,910.8                 4,106.0

Direct costs                                                       (104.7)                 (110.1)                 (237.1)
--------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                       1,920.9                 1,800.7                 3,868.9
--------------------------------------------------------------------------------------------------------------------------
Operating costs excluding goodwill amortisation and              (1,677.0)               (1,582.4)               (3,375.9)
impairment
Fair value of share options                                         (11.2)                   (6.3)                  (13.9)

Goodwill amortisation and impairment - subsidiaries                 (49.3)                  (43.5)                  (77.7)
--------------------------------------------------------------------------------------------------------------------------
Operating costs                                                  (1,737.5)               (1,632.2)               (3,467.5)
--------------------------------------------------------------------------------------------------------------------------

Operating profit                                                     183.4                   168.5                   401.4
Income from associates                                                20.8                    15.8                    40.5
Goodwill amortisation and impairment - associates                    (1.7)                       -                  (34.3)
--------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before interest, taxation
and amounts written off fixed asset investments                      202.5                   184.3                   407.6

Amounts written off fixed asset investments                          (2.0)                       -                       -
--------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges on net borrowings          (30.0)                  (31.2)                  (60.1)

Net interest charges on defined benefit pension schemes              (5.4)                   (5.8)                  (11.5)
--------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges                            (35.4)                  (37.0)                  (71.6)
--------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                        165.1                   147.3                   336.0

Taxation on profit on ordinary activities                           (59.3)                  (51.0)                 (120.6)
--------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                         105.8                    96.3                   215.4

Minority interests                                                   (9.8)                   (6.7)                  (19.4)
--------------------------------------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                          96.0                    89.6                   196.0

Ordinary dividends                                                  (29.4)                  (24.5)                  (76.8)
--------------------------------------------------------------------------------------------------------------------------
Retained profit for the period                                        66.6                    65.1                   119.2
--------------------------------------------------------------------------------------------------------------------------
Headline PBIT 1                                                      253.5                   227.8                   519.6
Headline PBIT 1 margin                                               12.5%                   11.9%                   12.7%
Headline PBT 1                                                       223.5                   196.6                   459.5
--------------------------------------------------------------------------------------------------------------------------
Headline earnings per share 2
Basic earnings per ordinary share                                    13.6p                   12.5p                   28.6p
Diluted earnings per ordinary share                                  13.2p                   12.3p                   27.9p
--------------------------------------------------------------------------------------------------------------------------
Standard earnings per share
Basic earnings per ordinary share                                     8.5p                    8.1p                   17.6p
Diluted earnings per ordinary share                                   8.3p                    8.0p                   17.1p
--------------------------------------------------------------------------------------------------------------------------
Headline earnings per ADR 2,3
Basic earnings per ADR                                               $1.24                   $1.01                   $2.34
Diluted earnings per ADR                                             $1.20                   $0.99                   $2.28
--------------------------------------------------------------------------------------------------------------------------
Standard earnings per ADR 3
Basic earnings per ADR                                               $0.77                   $0.65                   $1.44
Diluted earnings per ADR                                             $0.76                   $0.64                   $1.40
==========================================================================================================================

1 Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment and amounts written off fixed asset investments. Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, amounts written off fixed asset investments and net interest charges on defined benefit pension schemes. The calculations of Headline PBIT and Headline PBT are presented in Appendix IV.
2 Headline earnings per ordinary share excludes goodwill amortisation and impairment, amounts written off fixed asset investments and net interest charges on defined benefit pension schemes. The calculation of Headline earnings is presented in Appendix IV.
3 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Note 3.

                                  WPP GROUP PLC

Share options - illustrative charge

Appendix III illustrates the impact on WPP were it to adopt an approach to expensing the weighted average fair value of options consistent with current United States transitional guidelines under the prospective adoption method contained within FAS 148, adopting a Black Scholes valuation model. This would give rise to a charge to operating profit of (pound)11.2 million (4.8% of Headline PBT) for the six months ended 30 June 2004, (pound)6.3 million (3.1% of Headline PBT) for the six months ended 30 June 2003, and (pound)13.9 million (2.9% of Headline PBT) for the year ended 31 December 2003, in respect of executive share options granted since 1 January 2002.

On a proforma basis, had WPP adopted a policy of charging the weighted average fair value of options to the profit and loss account over the vesting period of each options grant, adopting a Black Scholes basis of valuation, then the resulting charge to operating profit would be (pound)14.7 million (6.3% of Headline PBT) for the six months ended 30 June 2004, and (pound)13.3 million (6.6% of Headline PBT) for the six months ended 30 June 2003, and (pound)23.8 million (5.0% of Headline PBT) for the year ended 31 December 2003.

The following assumptions have been made in determining the fair value of options granted in the year:

UK Risk-free rate                       3.91%
US Risk-free rate                       2.55%
Expected life                       48 months
Expected volatility                       45%
Dividend yield                           1.2%

Appendix IV
                                  WPP GROUP PLC

  Reconciliation of profit on ordinary activities before interest, taxation and amounts written off fixed asset investments to Headline PBIT for the six months ended 30 June 2004


                                                                Six months              Six months              Year ended
                                                             ended 30 June           ended 30 June             31 December
                                                                      2004                    2003                    2003
--------------------------------------------------------------------------------------------------------------------------
                                                                  (pound)m                (pound)m                (pound)m
Profit on ordinary activities before interest,
taxation and amounts written off fixed asset investments             213.7                   190.6                   421.5

Goodwill amortisation and impairment                                  51.0                    43.5                   112.0

--------------------------------------------------------------------------------------------------------------------------
Headline PBIT                                                        264.7                   234.1                   533.5
--------------------------------------------------------------------------------------------------------------------------

Net interest payable and similar charges                              35.4                    37.0                    71.6
--------------------------------------------------------------------------------------------------------------------------
Interest cover on Headline PBIT                                  7.5 times               6.3 times               7.5 times
==========================================================================================================================



                                                                Six months              Six months              Year ended
                                                             ended 30 June           ended 30 June             31 December
                                                                      2004                    2003                    2003
--------------------------------------------------------------------------------------------------------------------------
                                                                  (pound)m                (pound)m                (pound)m
Interest cover (excluding FRS17 interest) on Headline PBIT

Headline PBIT                                                        264.7                   234.1                   533.5

Net interest payable and similar charges on net borrowings            30.0                    31.2                    60.1
--------------------------------------------------------------------------------------------------------------------------
Interest cover (excluding FRS17 interest) on Headline PBIT       8.8 times               7.5 times               8.9 times
==========================================================================================================================


         Reconciliation of profit on ordinary activities before taxation to Headline PBT and Headline earnings for the six months ended 30 June 2004



                                                                Six months              Six months              Year ended
                                                             ended 30 June           ended 30 June             31 December
                                                                      2004                    2003                    2003
--------------------------------------------------------------------------------------------------------------------------
                                                                  (pound)m                (pound)m                (pound)m
Profit on ordinary activities before taxation                        176.3                   153.6                   349.9

Goodwill amortisation and impairment                                  51.0                    43.5                   112.0

Amounts written off fixed asset investments                            2.0                       -                       -

Net interest charges on defined benefit pension schemes                5.4                     5.8                    11.5

--------------------------------------------------------------------------------------------------------------------------
Headline PBT                                                         234.7                   202.9                   473.4

Taxation on profit on ordinary activities                           (60.6)                  (51.7)                 (122.1)

Minority interests                                                   (9.8)                   (6.7)                  (19.4)

--------------------------------------------------------------------------------------------------------------------------
Headline earnings                                                    164.3                   144.5                   331.9
--------------------------------------------------------------------------------------------------------------------------

Ordinary dividends                                                    29.4                    24.5                    76.8

--------------------------------------------------------------------------------------------------------------------------
Dividend cover on Headline earnings                              5.6 times               5.9 times               4.3 times
==========================================================================================================================

                                  WPP GROUP PLC
                            Segmental margin analysis
                      for the six months ended 30 June 2004


Reported margins by geographical area were as follows:

                                                                                       Headline
                                                                      Revenue           PBIT(1)         Margin (%)
------------------------------------------------------------------------------------------------------------------
                                                                     (pound)m         (pound)m
United Kingdom                                                          343.4              31.2               9.1%

United States                                                           778.2             134.1              17.2%

Continental Europe                                                      524.3              57.0              10.9%

Canada, Asia Pacific, Latin America, Africa & Middle East               379.7              42.4              11.2%
------------------------------------------------------------------------------------------------------------------
                                                                      2,025.6             264.7              13.1%
==================================================================================================================


Reported margins by operating sector were as follows:

                                                                                       Headline
                                                                      Revenue           PBIT(1)         Margin (%)
------------------------------------------------------------------------------------------------------------------
                                                                     (pound)m         (pound)m
Advertising and Media investment management                             936.7             138.3              14.8%
Information, insight and consultancy                                    336.4              27.9               8.3%
Public relations and public affairs                                     221.6              33.4              15.1%
Branding and identity, Healthcare and Specialist communications         530.9              65.1              12.3%
------------------------------------------------------------------------------------------------------------------
                                                                      2,025.6             264.7              13.1%
==================================================================================================================

Reported margins before and after income from associates were as follows:


                                                                        Six months ended                        Six months ended
                                                                                 30 June                                 30 June
                                                        Margin (%)                  2004        Margin (%)                  2003
--------------------------------------------------------------------------------------------------------------------------------
                                                                                (pound)m                                (pound)m

Revenue                                                                          2,025.6                                 1,910.8

Headline PBIT                                                13.1%                 264.7             12.3%                 234.1
--------------------------------------------------------------------------------------------------------------------------------
Income from associates                                                              20.8                                    15.8
--------------------------------------------------------------------------------------------------------------------------------
Headline PBIT excluding income from associates               12.0%                 243.9             11.4%                 218.3
================================================================================================================================

(1) Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment and amounts written off fixed asset investments. The calculation of Headline PBIT is presented above.

                                  WPP GROUP PLC

     Reconciliation of free cash flow for the six months ended 30 June 2004


                                                                Six months              Six months              Year ended
                                                             ended 30 June           ended 30 June             31 December
                                                                      2004                    2003                    2003
--------------------------------------------------------------------------------------------------------------------------
                                                                  (pound)m                (pound)m                (pound)m

Operating profit                                                     194.6                   174.8                   415.3

Add back:

Depreciation and amortisation, including impairment                   97.2                    96.5                   205.2

Plus:

Dividends received from associates                                     9.5                     6.0                    15.6

Proceeds from the issue of shares(1)                                   8.5                     5.0                    18.1

Proceeds from sale of tangible fixed assets                            3.3                     3.3                     8.7

Proceeds from disposal of investments2                                   -                     2.2                    11.0

Less:

Purchase of tangible fixed assets                                   (31.7)                  (32.9)                  (93.9)

UK and overseas tax paid                                            (48.1)                  (43.0)                  (93.6)

Returns on investments and servicing of finance                     (49.8)                  (47.7)                  (38.3)
--------------------------------------------------------------------------------------------------------------------------
Free Cash Flow                                                       183.5                   164.2                   448.1
==========================================================================================================================

(1)  Excludes  (pound)100.2  million of proceeds  from share  placement  in June
     2003.
(2) Excludes proceeds from disposal of interest in Zenith Optimedia Group in August 2003.

WPP GROUP PLC

                        GLOSSARY AND BASIS OF PREPARATION

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group's automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying constant exchange rates to local currency reported results for the current and prior year. This gives a US dollar - denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as Headline PBIT before equity income and depreciation (including dividends received from associates, proceeds from the issue of shares, and proceeds from disposal of tangible fixed assets and investments), less tax paid, returns on investments and servicing of finance and the purchase of tangible fixed assets.

Headline PBIT

Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment and amounts written off fixed asset investments.

Headline PBT

Profit on ordinary activities before taxation, goodwill amortisation and impairment, amounts written off fixed asset investments and net interest charges on defined benefit pension schemes.

Headline earnings

Headline PBT less taxation on profit on ordinary activities and minority interests.

Operating margin

Headline PBIT as a percentage of revenue.

Pro forma (`like for like')

Pro forma comparisons are calculated as follows: current year actual results (which include acquisitions from the relevant date of completion) are compared with prior year actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms `pro forma' and `like for like' interchangeably.